UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*




                            Tufco Technologies, Inc.
                            ------------------------
                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                   899040 10 9
                                   -----------
                                 (CUSIP Number)


                                January 28, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                    |_| Rule 13d-1(b)
                                    |_| Rule 13d-1(c)
                                    |X| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Bradford Venture Partners, L.P. ("BVP")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP'
        BVP is a member of a group that includes Overseas Equity         (a) [X]
        Investors Partners ("OEIP") because the chairman of the managing (b) [ ] partner of OEIP is a partner of Bradford Associates ("BA"), the sole general partner of BVP.
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                          New Jersey
--------------------------------------------------------------------------------
    NUMBER OF SHARES        5       SOLE VOTING POWER
  BENEFICIALLY OWNED BY
          EACH
   REPORTING PERSON
          WITH
                         -------------------------------------------------------
                            6       SHARED VOTING POWER

                                         2,619,7401

                         -------------------------------------------------------
                            7       SOLE DISPOSITIVE POWER


                         -------------------------------------------------------
                            8       SHARED DISPOSITIVE POWER

                                         2,619,7401
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,619,7401

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                 N/A

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 57.2%
        ------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                 PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Barbara M. Henagan
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP'
        Ms. Henagan is a partner of Bradford Associates, a general       (a) [ ]
        partnership ("BA"). Ms. Henagan may appear to be a member of a group composed of the individual partners of BA
        (Ms. Henagan and Robert J. Simon), but the existence of such a group is disclaimed.

                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
--------------------------------------------------------------------------------
    NUMBER OF SHARES        5       SOLE VOTING POWER
  BENEFICIALLY OWNED BY
          EACH                           1,921
    REPORTING PERSON
          WITH
                         -------------------------------------------------------
                            6       SHARED VOTING POWER

                                         2,619,7401/

                         -------------------------------------------------------
                            7       SOLE DISPOSITIVE POWER

                                         1,921


                         -------------------------------------------------------
                            8       SHARED DISPOSITIVE POWER

                                         2,619,7401/


--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,621,661

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                 N/A

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 57.2%
        ------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Robert J. Simon
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP'
        Mr. Simon is a partner of Bradford Associates, a general        (a)  [ ]
        partnership ("BA"). Mr. Simon may appear to be a member of a group composed of the individual partners of BA
        (Mr. Simon and Barbara M. Henagan), but
        the existence of such a group is disclaimed.

                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
--------------------------------------------------------------------------------
    NUMBER OF SHARES        5       SOLE VOTING POWER
  BENEFICIALLY OWNED BY
          EACH                           33,8031/
   REPORTING PERSON
          WITH
                         -------------------------------------------------------
                            6       SHARED VOTING POWER

                                         2,619,7402/


                         -------------------------------------------------------
                            7       SOLE DISPOSITIVE POWER

                                         33,8031/


                         -------------------------------------------------------
                            8       SHARED DISPOSITIVE POWER

                                         2,619,7402/


--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,653,543

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                 N/A

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 57.6%
          ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13G
                          -----------------------------

                     BRADFORD VENTURE PARTNERS, L.P. ("BVP")


          1. The amount shown for BVP includes 1,909,870 shares held of record by BVP as well as 709,870 shares owned of record by Overseas Equity Investors Partners ("OEIP"), as to which BVP is deemed to share beneficial ownership due to the formation of a "group" comprised of BVP and OEIP. However, beneficial ownership of OEIP's shares is expressly disclaimed by BVP for all other purposes.

                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13G
                   -------------------------------------------

                               BARBARA M. HENAGAN


          1. BA is a general partner of Bradford Venture Partners, LP. ("BVP'), the record owner of 1,909,870 shares specified in Answers 6 and 8. In addition, BVP is deemed to share beneficial ownership in respect of 709,870 shares specified in Answers 6 and 8 due to the formation of a group comprised of BVP and OEIP, in which BA is a partner. Ms. Henagan may be deemed to share beneficial ownership of these shares with BVP, the other individual partners of BA and OEIP, due to the fact that BA and each of such individuals possess voting control and dispositive power over such shares.

                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13G
                   -------------------------------------------

                                 ROBERT J. SIMON


          1. Mr. Simon is the sole owner of 9,803 shares. Mr. Simon, who is a director of the Company, also has currently exercisable options to acquire 24,000 shares. The options were granted pursuant to the Company's 1993 Non Employee Director Stock Option Plan

          2. BA is a general partner of Bradford Venture Partners, L.P. (BVP), the record owner of 1,909,870 shares specified in Answers 6 and 8. In addition, BVP is deemed to share beneficial ownership in respect of 709,870 shares specified in Answers 6 and 8 due to the formation of a group comprised of BVP and OEIP, in which BA is a partner. Mr. Simon may be deemed to share beneficial ownership of these shares with BVP, the other individual partners of BA and OEIP, due to the fact that BA and each of such individuals possesses voting control and dispositive power over such shares.

This Amendment No. 2 to Schedule 13G amends and supplements the Schedule 13G which was originally filed with the Securities and Exchange Commission on February 14, 1995 by Bradford Venture Partners, L.P., Barbara M. Henagan and Robert J. Simon with respect to beneficial ownership of shares of Common Stock of Tufco Technologies, Inc.

Item 1(a)  Name of Issuer:

           Tufco Technologies, Inc.  (the "Company")

Item 1(b)  Address of Issuer's Principal Executive Offices:

           4800 Simonton
           Dallas, Texas 75244

Item 2(a)  Name of Person Filing:

           Bradford Venture Partners, L.P. and two of the partners of Bradford Associates, ("BA") Barbara M. Henagan and Robert J. Simon. BA is the sole partner of BVP.

Item 2(b)  Address of Principal Business Office or, if none, Residence:

           44 Nassau Street
           Princeton, NJ 08542

Item 2(c)  Citizenship:

           BVP was organized in the State of New Jersey and Ms. Henagan and Mr. Simon are United States citizens.

Item 2(d)  Title of Class of Securities:

           Shares of Common Stock, par value $0.01 per share.


Item 2(e)  CUSIP Number:
899040 10 9

Item 3.    Type of Reporting Person Filing Pursuant to Rule 13d-1(b) or 13d-2(b)

           If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
           Not Applicable.

Item 4     Ownership

           For information concerning the ownership of common stock of the Company by BVP, Ms. Henagan and Mr. Simon, see Items 5 through 9 and 11 of the cover pages to this Schedule 13G and the footnotes thereto.

Item 5     Ownership of Five Percent or Less of a Class

           Inapplicable

Item 6     Ownership of More than Five Percent on Behalf of Another Person

           In applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company

           Inapplicable

Item 8     Identification and Classification of Members of the Group

           Inapplicable

Item 9     Notice of Dissolution of Group

           Inapplicable

Item 10    Certification

           In applicable.

                                    Signature
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





        January 28, 2004
----------------------------------
Date



/s/ Barbara M. Henagan
----------------------------------
Signature




/s/ Bradford Venture Partners, L.P.
-----------------------------------
By:      BRADFORD ASSOCIATES,
         General Partner


By:  Barbara M. Henagan

                                    Signature
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




        January 28, 2004
----------------------------------
Date



/s/ Barbara M. Henagan
----------------------------------
Signature




Barbara M. Henagan
----------------------------------
Name

                                    Signature
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




        January 28, 2004
----------------------------------
Date



/s/ Robert J. Simon
----------------------------------
Signature




Robert J. Simon
----------------------------------
Name

                                     Exhibit
                                     -------



          The undersigned agree that the Schedule 13G relating to Tufco Technologies, Inc., and dated January 28, 2004 is being filed on behalf of each of them.




BRADFORD VENTURE PARTNERS, L.P


     By:  Bradford Associates,
              general partner


     By:  /s/ Bradford Venture Partners, L.P.
          -------------------------------------------



/s/ Barbara M. Henagan
----------------------------------
Barbara M. Henagan



/s/ Robert J. Simon
----------------------------------
Robert J. Simon